ANNUAL REPORT 2002



## ABOUT THIS ANNUAL REPORT

## AREAS OF OPERATION



ARCTIC
OCEAN
NORTH
AMERICA
UNITED STATES
ATLANTIC
EUROPE
FRANCE
ROMANIA
TURKEY
ASIA
PACIFIC
TRINIDAD
AFRICA
PACIFIC
OCEAN
INDIAN
OCEAN
SOUTH
AMERICA
OCEAN
AUSTRALIA
OCEAN


## ABOUT THE COMPANY

Toreador Resources Corporation (Nasdaq: TRGL; TSE: TRX) is a Dallas-based independent international energy company engaged in the acquisition, development, exploration and production of natural gas, crude oil and other income-producing minerals. The company holds interests in developed and undeveloped oil and gas properties in France, Turkey, Romania and Trinidad. In the United States, Toreador primarily owns oil and gas perpetual-fee mineral and royalty interests in eight states and working interests in five states.

# FINANCIAL HIGHLIGHTS



Year Ended December 31
*(in thousands, except per share data)*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Revenues | $ 19,837 | $ 15,691 | $ 13,501 |
| Operating income (loss) | (2,362) | 767 | 6,155 |
| Net income (loss) | (6,107) | (642) | 3,353 |
| Basic earnings (loss) per share | (0.69) | (0.16) | 0.54 |
| Diluted earnings (loss) per share | (0.69) | (0.16) | 0.50 |
| Weighted average shares outstanding: | | | |
| Basic | 9,343 | 6,319 | 5,522 |
| Diluted | 9,343 | 6,319 | 6,691 |
| Net cash provided by operating activities | $ 6,362 | $ 8,856 | $ 6,144 |
| Long-term debt (excluding current portion) | $ 26,860 | $ 36,874 | $ 15,244 |
| Proved reserves: | | | |
| Oil (MBbl) | 14,102 | 11,214 | 2,523 |
| Natural gas (MMcf) | 12,121 | 12,923 | 13,684 |
| MMBOE (6:1) | 16,122 | 13,368 | 4,804 |
| Discounted future net cash flow – 10% (pretax) | $130,604 | $ 56,633 | $ 81,650 |
| Capital expenditures | $ 6,178 | $ 11,979 | $ 2,353 |

*Toreador's audited financial statements with accompanying footnotes and Management's Discussion and Analysis of Financial Condition and Results of Operations have been published in Toreador's Annual Report on Form 10-K, which accompanies this annual report and forms a part hereof where required.*

**Oil and Gas Sales**
*($ in millions)*



30
25
20
15
10
5
0
1998 1999 2000 2001 2002


**Proved Reserves**
*(millions of barrels of oil equivalent)*



18
16
14
12
10
8
6
4
2
0
1998 1999 2000 2001 2002


**Reserves-SEC PV 10%**
*($ in millions)*



140
120
100
80
60
40
20
0
1998 1999 2000 2001 2002


**Senior Long-Term Debt**
*Including Current Portion ($ in millions)*



45
40
35
30
25
20
15
10
5
0
1998 1999 2000 2001 2002

# F E L L O W   S H A R E H O L D E R S



The past 15 months at Toreador have been a period of responding to the volatility of the oil and gas markets while working to complete the acquisition and integration of Madison Oil Company. It has been a period in which we have reshaped the operating strategy of our company and moved vigorously to reduce the debt on our balance sheet. It has been a time in which we have worked to lay a solid foundation for long-term growth in the midst of what, in hindsight, turned out to be a very unpleasant operating environment.

The process of oil and gas exploration is comparable to piloting a very large crude carrier, the largest tanker transporting imported oil to U.S. refineries. It takes a long time to build up forward motion. Detailed planning must precede bringing the vessel to a halt. And a 180-degree turn requires significant skill and maneuvering room.

Ours is a business of patient preparation designed to achieve results over the long term rather than the short term. Work at our offices in Dallas, Paris and Ankara has been progressing in the same steady way that a captain guides a giant tanker through the seas.

**Revenues, Reserves Increase; Long-Term Debt Declines**

Toreador's short-term operating results were mixed. In 2002, revenues increased more than $4.0 million to $19.8 million, while net cash provided by operating activities declined to $6.4 million from $8.9 million in 2001. Our long-term debt decreased from $36.9 million to $26.9 million at year-end 2002.

Our proved reserves increased from 13.4 million barrels of oil equivalent (boe) to 16.1 million boe. Year over year we netted the equivalent of approximately 3.0 million boe of proved reserves, or about 250% of our 2002 production. The present value of our proved reserves, discounted at 10% using SEC valuation methodology, was $130.6 million at December 31, 2002, versus $56.6 million at year-end 2001.

**Portfolio Expanded with Romanian Block**

On the operations side, while we have downgraded our work in Trinidad for the time being, we recently added a promising 324,000-acre exploration block in Romania. Our Romanian concession comes with a five-year primary term and is the responsibility of our Ankara exploration team. Their efforts are supported by a small office in Bucharest and by our Dallas staff. In contrast to Trinidad, the Romanian block brings near-term production potential and, most importantly, gives us 100% control of operations. We will continue to hold our position in Trinidad, but we will be cautious when it comes to capital commitment.

**Growth Potential in France, Turkey**

Elsewhere abroad, Toreador is positioned for measured growth in 2003. We expect to undertake development drilling in France, beginning



G. Thomas Graves III



basic exploration work on the 183,000-acre Courtenay permit in the Paris Basin. Courtenay surrounds Toreador's Neocomian Field complex and presents an extremely attractive opportunity to extend this shallow production. Our production from the Neocomian trend, generally at 1,100 feet, is extremely long lived – nearly 50 years at this location.

In Turkey, we continue work on projects ranging in risk from well re-entries to wildcats. The company's Dallas and Ankara explorationists will spend significant time in 2003 interpreting the seismic data on four of our offshore Black Sea blocks. Once this work is complete, we plan to drill the first of two wildcat locations, pending farmout agreements.

Taking a closer look at our international inventory, in Turkey alone Toreador is processing eight prospects that potentially could add new reserves, net to the company's interest, of about 40 million boe on a risk-weighted basis. On an unrisked basis, these exploration projects potentially could add almost 200 million boe net proved reserves to Toreador. The company expects to drill these prospects with industry partners in 2003, 2004 and 2005.

**Focus on Exploration, Stronger Balance Sheet in 2003**

Global demand for crude oil and natural gas grew beyond expectations in the 1990s and early in this century. Despite the in-depth analysis dispensed in the media, there is no magic spigot from which to draw the additional quantities of oil and natural gas needed to replace depleting fields in the United States or around the world. Even with enormous expenditures by major oil companies, worldwide supply has done little more, in a practical sense, than keep pace with what is considered normal decline. Indeed, between 1991 and 2001 non-OPEC oil supply grew by only 2.5 million barrels per day. At current levels of consumption, this new production is approximately equal to the average percentage of depletion. Consider the other "supply variables" facing the world in early 2003 – Iraq, Venezuela and the "true" excess capacity of OPEC – and it is painfully clear that continued volatility is the rule, not the exception.

Despite the seeming lack of tangible progress during the preceding months, Toreador is well positioned to take advantage of exploration and exploitation opportunities domestically and internationally. We are optimistic that we can successfully manage our growth through a focus on exploration while continuing our commitment to aggressively reduce debt. We continue to analyze several options to strengthen the balance sheet, one of which could be the possible sale of our French properties. We plan to make a decision about the best alternatives soon. An increasingly strong balance sheet will make Toreador less vulnerable to oil-price fluctuations and enable the company to prosper in what is likely to be one of the most turbulent years in the history of our industry.

In closing, 2002 required the commitment and patience of many people. I would like to thank the employees and directors of the company for the extraordinary effort they made during the year. I would also like to thank our shareholders for their continued support during this period of transition and growth. As we continue to work together, I am certain that whatever the challenges, our future is bright.

G. Thomas Graves III
*President and Chief Executive Officer*



U.S. MINERAL AND ROYALTY INTERESTS
INTERNATIONAL EXPLORATION ACTIVITY


At Toreador, we are well positioned for balanced growth, primarily through the drill bit. We are in the early stages of what could be a company-making international exploration program. We believe the international arena provides favorable economics; supportive, committed partners; and sizable proven oil and gas provinces. On the domestic side, growth is driven by our seasoned ability to increase reserves and replace production. Both international and domestic venues provide Toreador with substantial upside to enhance shareholder value.

# GROWTH

# INTERNATIONAL OPERATIONS



Toreador's international oil and gas program is the core of the company's growth strategy. Acquired as part of the merger with Madison Oil Company in late 2001, our international assets offer significant growth opportunities. We continue to expand our inventory with high-quality prospects, exposing us and our investors to the exceptional upside potential of the oil and gas business outside the United States.

## TURKEY

Turkey provides the lion's share of our international exploration and development opportunities. We hold interests in 35 licenses in four geographic regions of the country totaling 4.1 million gross acres (2.7 million net).

### Black Sea Seismic Identifies Prospects

Toreador has identified at least six gas prospects in the shallow-water western Black Sea with per-prospect reserve potential ranging from 200 billion cubic feet to 1 trillion cubic feet. We have completed a 1,275-kilometer 2D seismic survey on four of eight contiguous permits and anticipate selecting two well locations, with drilling targeted to begin by early 2004. We operate and hold a 49% working interest in the eight permits, which cover 962,000 gross acres (471,000 net). The Turkish national oil company, TPAO, holds the remaining interest.

### Promising Gas Play in Thrace Basin

In 2003 Toreador plans to complete the Barbaros-1 well on a promising prospect in the proven Thrace Basin gas play in northwest Turkey about 75 miles west of Istanbul. Based on well-log evaluation, we estimate the Barbaros-1 could produce at an initial rate of 2 million cubic feet of gas per day.

Depending on test results of the Barbaros-1 well, Toreador intends to drill an appraisal well to confirm the discovery and proceed with project development. In addition, we plan to drill three Thrace Basin exploration wells on the Gallipoli Peninsula, 40 miles southwest of the Barbaros-1, to follow up on gas shows encountered by other operators. These wells would be shallow and require minimal investment.

We believe our six Thrace Basin licenses – some 590,600 gross acres (325,300 net) – contain solid potential for additional exploration and development. Our holdings are located near favorable gas markets, which should expedite gas distribution via local pipeline systems, enhancing cash flow. We own working interests in these licenses ranging from 25% to 100% and operate four of them. PEMI operates two licenses.

### Sinop Offers Re-Entry, Drilling Opportunities

In the Sinop area northeast of Ankara, Toreador plans to re-enter one high-potential well that encountered numerous oil and gas shows when it was drilled by TPAO in the late 1980s. Depending on the results, we intend to drill a subsequent well in the vicinity. Market conditions and technology have greatly



improved during the last two decades, so our outlook for this project is positive. Toreador operates and holds a 100% working interest in six Sinop permits covering 721,000 acres.

**Development Continues in Cendere, Zeynel Fields**

In the Cendere Field in south central Turkey, a solid development project is under way. The last and most successful well completed in the field, the Cendere-19 well, increased field production by 15% to a gross rate of 2,100 barrels of oil per day (BOPD) (350 BOPD net). We anticipate a 3D seismic survey of the field in mid-2003 should delineate the northeastern portion and help us identify additional drilling locations on the structure. The Cendere Field, in which Toreador holds a 19.6% working interest, is operated by TPAO.

The Zeynel Field, 15 miles to the southwest of Cendere, is producing at a gross rate of 625 BOPD (50 BOPD net). The Zeynel-15 well nearly doubled field production to its current rate. Additional work in the field includes re-entering the Zeynel-6 development well to test the deeper Derdere formation, one of the deepest and most prolific formations in the south central Turkey oil province. Toreador has an 8.5% royalty interest in the Zeynel Field, which is operated by Aladdin Middle East.

In late 2002, the East Hasancik-1 well, a new-field wildcat on the Zeynel permit, discovered oil on a previously untested structure. The East Hasancik-1 well is on long-term test and will be deepened to the primary objectives of the Karababa and Derdere formations. Toreador has a 6.75% royalty interest in the East Hasancik-1 well, located three-and-one-half miles west-southwest of the Zeynel Field on the Zeynel permit. The well operator is Aladdin Middle East.

FRANCE

Toreador's five 100%-owned and operated producing oil fields in France contributed about 75% of our international production in 2002. Our production is derived from the Charmottes Field and the Neocomian Field complex in the Paris Basin. Immediate markets, favorable economics and a stable political environment make France an attractive country in which to explore for and produce hydrocarbons.

In 2002, proved reserves in France rose 36% over 2001, the result of a slower decline rate than expected in the fields due to improved operating techniques. In addition, new reservoir mapping by Toreador and independent engineers indicates more oil in place.

The Neocomian fields are producing about 900 BOPD. Discovered in the 1950s, these fields are the longest-producing fields in the Paris Basin, with more than 30 million barrels (MMBbls) of oil produced to date. The Charmottes Field, where the production rate is about 300 BOPD, has produced about 1 MMBbls of oil since its discovery in 1984.



In the early days of the oil business, successful wildcatters were in the right place at the right time, a handshake sealed a deal and investors took the results in stride. Today, timing is still everything, but companies undertake deals more cautiously, and the market is less forgiving. At Toreador, we manage our business conservatively, matching cash flow with the window of opportunity. We take a disciplined approach to new ventures, only participating when a project meets our standards for return on time and investment.

# TIMING



Toreador is well balanced. We have a promising inventory of international exploration prospects, strong cash flow and a sizable domestic asset base of working interests and perpetual-fee mineral and royalty holdings. The result: a company that has the strategic flexibility to take on the unpredictability of the oil and gas business, and the ability to enhance value for investors.

BALANCE



If 2003 capital allocation permits, we plan to implement a development program in France that will include the drilling of six development wells and six workover wells in the Neocomian complex to further exploit this highly productive area. In addition, we are reviewing a high-potential horizontal drilling program in Charmottes.

### Courtenay Permit Awarded

In late 2002, the French government awarded Toreador the 183,000-acre Courtenay permit for an initial four-year exploration period. The acreage surrounds the company's Chateau Renard and Saint Firmin des Bois concessions, part of the Neocomian complex. Our analysis to date indicates the Neocomian producing trend could continue in an east-northeast direction onto this permit. Several wells drilled by others on the permit have tested oil in the Cretaceous and Jurassic formations. In 2003, Toreador will analyze previously acquired seismic data and gather geological information.

In early 2003, the French government awarded Toreador two additional permits for an initial four-year exploration period. The permits cover about 80,000 acres 20 miles northwest of the Courtenay permit. We have identified deeper Jurassic Dogger leads on the new permits; the Triassic formation also is prospective in this area.

## ROMANIA

In early 2003, we expanded our international portfolio when the Romanian government awarded Toreador the Viperesti Block in exchange for a staged work commitment. Toreador is 100% owner and operator of the block that lies in an oil-rich region in east central Romania in the southeastern foothills of the Carpathian Mountains. Viperesti, which spans 324,000 acres, is surrounded by and on trend with many sizable oil fields to the southwest and northeast. The block is prospective in the Tertiary formations at depths ranging from 4,500 to 6,000 feet.

During a five-year exploration period, we plan to acquire and assimilate geological and geophysical data, analyze seismic information and re-enter one of several previously drilled wells on the block. Subsequently, we could drill one or more exploration wells.

## TRINIDAD

During late 2002, Trinidad Exploration and Development, Ltd. (TED), in which Toreador now holds an 11.28% interest, drilled the Rapso-1 well on Trinidad's Southwest Peninsula Block. We have determined not to participate in future exploration on the block. Consequently, our interest in TED has been diluted and will diminish as TED pursues its drilling program.

The Rapso-1 is an oil prospect that explored the sands in the Tertiary Morne L'Enfer, Forest, and Middle and Lower Cruse formations. Work on the Rapso-1 has been suspended, and the well awaits testing. Additional drilling on the block is under evaluation.

The Southwest Peninsula Block comprises 45,000 prospective acres onshore and offshore southwest Trinidad. It is about nine miles from the Venezuelan coast and on trend with sizable oil fields in Venezuela and onshore Trinidad. TED is operator of the license area and holds a 72.5% working interest in the block. The Petroleum Company of Trinidad & Tobago Ltd., the Trinidadian national oil company, holds the remaining 27.5% interest.

# DOMESTIC OPERATIONS



Toreador's portfolio of U.S. oil and gas perpetual-fee mineral and royalty interests provides the financial foundation on which we continue to build our worldwide exploration and development program. In 2002, we derived revenues of $6.6 million, or one-third of the company's total revenues, from these interests.

Our domestic assets should continue to generate steady cash flow, which we use to fund exploration, development and acquisition ventures, primarily in the international arena. In addition, Toreador's diverse mineral and royalty portfolio allows us to better manage fluctuations in commodity prices and drilling activity, enhancing value for our investors.

**Minerals, Royalties Offer Competitive Advantage**

Toreador's mineral and royalty program sets us apart from other independent exploration and production (E&P) companies, both large and small. Rather than leasing exploration rights from others – the industry norm – we lease the right to explore for oil and gas on our mineral holdings to other E&P companies. Importantly, these operators drill and complete these wells at no capital risk to Toreador. Other than acquisition costs, we incur only nominal expenses to maintain our mineral rights, which we hold in perpetuity.

Toreador's ability to increase reserves and replace production with new royalty production drives our domestic growth. For the past five years, we have more than replaced annual domestic production from our royalty interests with new reserves, a trend we expect to continue. In 2002, our expansive mineral and royalty holdings enabled us to replace domestic royalty production by more than 150%.

Toreador primarily holds mineral and royalty interests in eight states – Alabama, Arkansas, California, Kansas, Louisiana, Michigan, Mississippi and Texas. Alabama and Mississippi, states where we hold mineral interests in every county, provide about 60% of our royalty revenues.

We hold more than 2.6 million gross acres (1.4 million net) in our domestic mineral and royalty portfolio. Less than 5% of Toreador's net acreage is leased or producing, which provides significant potential for additional future revenues from the remaining unleased acreage.

**Portfolio Provides Steady Income**

Our mineral and royalty portfolio provides Toreador with a steady income stream from lease bonuses and royalty interests. When another E&P company wants to drill on property where we hold mineral rights, it leases that acreage from Toreador for a specified period, usually three years, in exchange for an up-front payment, or lease bonus. In 2002, the company's lease-bonus income was $863,000, increasing for the fourth consecutive year.

As mineral owner, Toreador retains a percentage – or royalty – of the oil and gas produced on our leases, generally free of any associated production costs. While the royalty interest varies by lease, we typically retain more than 20% of the oil and gas produced on our mineral holdings. The royalty can be as much as 25% in areas of high exploration interest.

**Working-Interest Ownership Adds Value**

Toreador also participates in exploration and development wells as a working-interest partner



We look at a glass of water and see it half full. Despite price fluctuations, cyclical demand and difficult geology, we are staunch believers in the ultimate success of our business. Toreador holds some exciting international exploration prospects with tremendous upside. Our solid domestic assets provide the cash flow to pursue these opportunities. And we have a seasoned technical team with experience in more than 40 countries. We have the right assets, the right people and the right strategy for success.

# OPTIMISM



primarily in five states – Kansas, Louisiana, New Mexico, Oklahoma and Texas. Our ownership generally is 50% or less, depending on the investment required and the project's potential.

As a working-interest owner, Toreador prefers not to operate or generate domestic projects so we can preserve our technical resources for high-return opportunities, primarily those outside the United States that we believe may offer significant reward. We carefully screen, select and invest in third-party onshore and offshore domestic projects that minimize overhead and maximize the potential for success. Toreador primarily focuses on producing areas in Kansas, New Mexico, Oklahoma and Texas, as well as the shallow-water Gulf of Mexico.

**Technology Enhances Returns**

Toreador's strong mineral and royalty portfolio provides steadily increasing domestic revenues, cash flow and reserves despite volatile oil and gas prices. Our returns are enhanced as operators use state-of-the-art technologies to discover fields or improve production from older fields where we own mineral, royalty or working interests.

Examples of renewed field activity benefiting Toreador include:

- In Oktibbeha County, Mississippi, there has been increased mineral leasing activity on our properties in the Black Warrior Basin's Deep Knox gas play. Since the Maben Field was discovered in 1976, only one well was producing until additional wells were drilled in the late 1990s. Now there are 11 producing wells in Maben, the result of new seismic and drilling technology. Recent geologic studies show the Deep Knox play extends in a northwest/southeast trend, covering 11 additional counties in Mississippi and three counties in Alabama.
- In Jefferson Davis County, Mississippi, operators completed 13 wells on our mineral holdings in the Selma Chalk formation in 2002 using new fracturing techniques, improving production from the Gwinville Field. We anticipate additional activity and higher production levels continuing in 2003 in this area where Toreador holds significant mineral interests.
- In West Texas, Toreador owns a 16.6% working interest in 6,000 gross acres where one well has been successfully completed and a second well is being completed. The operator is using horizontal multilateral drilling techniques in the San Andres formation to expose more of the reservoir and increase total fluid recovery.

**Property Acquisitions, Divestitures Shape Strategic Portfolio**

Toreador's ongoing program to selectively dispose of nonstrategic, underperforming assets continued in 2002, with proceeds primarily used to reduce outstanding debt. The company realized property sales of $4.6 million in 2002. Toreador does not anticipate significant domestic property sales in 2003.

During the past several years, Toreador has made strategic mineral rights acquisitions that have dramatically improved domestic production and cash flow. Acquisitions will continue to play an important role in enhancing the value of our domestic assets.



## CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31
*(in thousands, except per share data)*

| | 2002 | 2001 |
|---|---|---|
| Revenues: | | |
| Oil and gas sales | $ 23,069 | $ 13,952 |
| Gain (loss) on commodity derivatives | (4,044) | 1,143 |
| Lease bonuses and rentals | 812 | 596 |
| Total revenues | 19,837 | 15,691 |
| Costs and expenses: | | |
| Lease operating expense | 6,680 | 3,280 |
| Exploration and acquisition | 2,234 | 2,619 |
| Depreciation, depletion and amortization | 5,034 | 4,908 |
| Impairment of oil and gas properties | 529 | 1,309 |
| General and administrative | 7,722 | 2,808 |
| Total costs and expenses | 22,199 | 14,924 |
| Other expense | (5,980) | (1,830) |
| Net loss before federal income taxes | (8,342) | (1,063) |
| Benefit for federal income taxes | (2,235) | (421) |
| Net loss | (6,107) | (642) |
| Dividends on preferred shares | 374 | 360 |
| Net loss applicable to common shares | $ (6,481) | $ (1,002) |
| Basic loss per share | $ (0.69) | $ (0.16) |
| Diluted loss per share | $ (0.69) | $ (0.16) |
| Weighted average shares outstanding<br>Basic and diluted | 9,343 | 6,319 |



## CONDENSED CONSOLIDATED BALANCE SHEETS

December 31
*(in thousands)*

| | 2002 | 2001 |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ 976 | $ 2,155 |
| Accounts and notes receivable | 4,367 | 3,456 |
| Other | 1,489 | 2,492 |
| Total current assets | 6,832 | 8,103 |
| Properties and equipment, net | 71,872 | 78,028 |
| Other assets | 8,149 | 8,323 |
| Total assets | $ 86,853 | $ 94,454 |
| Current liabilities | $ 14,401 | $ 8,206 |
| Long-term debt | 26,860 | 36,874 |
| Other long-term liabilities | 15,571 | 15,819 |
| Stockholders' equity | 30,021 | 33,555 |
| | $ 86,853 | $ 94,454 |

## CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31
*(in thousands)*

| | 2002 | 2001 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ (6,107) | $ (642) |
| Adjustments to reconcile net income to cash provided | 12,469 | 9,498 |
| Net cash provided by operating activities | 6,362 | 8,856 |
| Cash flows from investing activities: | | |
| Expenditures, net of sales for oil and gas properties | (1,550) | (9,822) |
| Merger costs, net of cash required | – | (2,156) |
| Other | (118) | (353) |
| Net cash used by investing activities | (1,668) | (12,331) |
| Cash flows from financing activities: | | |
| Net proceeds (payment) on long-term debt | (6,314) | 4,761 |
| Common and preferred stock transactions | 441 | (887) |
| Net cash provided by financial activities | (5,873) | 3,874 |
| Net decrease in cash and cash equivalents | (1,179) | 399 |
| Cash and cash equivalents, beginning of year | 2,155 | 1,756 |
| Cash and cash equivalents, end of year | $ 976 | $ 2,155 |



## REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Toreador Resources Corporation

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of Toreador Resources Corporation as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in Toreador Resources Corporation's Annual Report filed on Form 10-K, and have issued our unqualified opinion thereon dated April 11, 2003. In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2002 and 2001 and the related condensed consolidated statements of operations and cash flows for the years then ended, when read in conjunction with the consolidated financials from which it has been derived, is fairly stated in all material respects in relation thereto.

Ernst & Young LLP

Ernst & Young LLP

Dallas, Texas

April 11, 2003

## SHAREHOLDER INFORMATION

**Investor Relations**
Information about Toreador Resources, including annual reports, news releases and U.S. Securities and Exchange Commission (SEC) filings, may be obtained by contacting the Investor Relations Department at:

Toreador Resources
4809 Cole Avenue, Suite 108
Dallas, Texas 75205
214 559 3933 / 214 559 3945 (fax)
www.toreador.net

**Annual Report on Form 10-K**
Shareholders may obtain, without charge, a copy of Toreador's Annual Report on Form 10-K for the year ended December 31, 2002, or quarterly reports on Form 10-Q from the Investor Relations Department.

**Common Stock**
Common stock of Toreador is listed on Nasdaq and is traded under the symbol TRGL. The stock also is listed on the Toronto Stock Exchange and is traded under the symbol TRX.

**Transfer Agents and Registrars**
Please contact these institutions for stock and legal transfers, changes of address, lost stock certificates, elimination of duplicate mailings or general inquiries about common stock ownership:

Continental Stock Transfer & Trust Company
17 Battery Place
8th floor
New York, New York 10004
800 509 5586 or
212 509 4000
www.continentalstock.com

Equity Transfer Services, Inc.
120 Adelaide Street West
Suite 420
Toronto, Ontario M5H 4C3
416 361 0152
www.equitytransfer.com

**Independent Accountants**
Ernst & Young LLP
Dallas, Texas

**Composite Trades**

| | | (Closing Price) | | |
|---|---|---|---|---|
| Year | Quarter | High | Low | Year-end |
| 2003 | First | $2.71 | $2.00 | |
| 2002 | Fourth | $3.40 | $2.19 | $2.51 |
| | Third | $4.04 | $3.00 | |
| | Second | $4.20 | $3.85 | |
| | First | $4.69 | $3.75 | |
| 2001 | Fourth | $5.75 | $3.65 | $4.60 |
| | Third | $6.01 | $5.40 | |
| | Second | $6.62 | $5.47 | |
| | First | $7.62 | $5.25 | |

Notes to Investors

*Safe-Harbor Statement* – Except for the historical information contained herein, the matters set forth in this annual report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The company intends that all such statements be subject to the "safe-harbor" provisions of those Acts. Many important risks, factors and conditions may cause the company's actual results to differ materially from those discussed in any such forward-looking statement. These risks include, but are not limited to, estimates of reserves, estimates of production, future commodity prices, exchange rates, interest rates, geological and political risks, drilling risks, product demand, transportation restrictions, the ability of Toreador to obtain additional or alternative capital, and other risks and uncertainties described in the company's filings with the Securities and Exchange Commission (SEC). The historical results achieved by the company are not necessarily indicative of its future prospects. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

*Cautionary Note to Investors* – The Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Toreador uses the term "potential reserves" in this annual report, which the SEC's guidelines strictly prohibit it from including in filings with the SEC. Investors are urged to also consider closely the disclosure in Toreador's Form 10-K for the fiscal year ended December 31, 2002, available from the company by calling 214 559 3933. This form also can be obtained from the SEC at www.sec.gov.

The term "potential," when referring to Toreador's reserves, represents Toreador management's current belief or judgment, based on information available to it, regarding the potential reserves that could be recovered or could be recoverable. These numbers should not be viewed as reliable for the purposes of estimating Toreador's reserves or its prospects. Additionally, the term "potential" has no engineering significance and is not related to the term "possible" as that term may be used by the Society of Petroleum Engineers.

## DIRECTORS

Chairman
John Mark McLaughlin [1,3,4,6*]
*Attorney*
*San Angelo, Texas*

David M. Brewer [4,6]
*Managing Director*
*The Madison Group*
*New York, New York*

Herbert L. Brewer [1,2,3]
*Retired Chief Executive Officer*
*Madison Oil Company*
*Dallas, Texas*

Edward Nathan Dane [1,3*]
*Principal*
*Dane, Falb, Stone & Co., Inc.*
*Boston, Massachusetts*

Peter L. Falb [2,4,5,6]
*Principal*
*Dane, Falb, Stone & Co., Inc.*
*Boston, Massachusetts*

G. Thomas Graves III [3,4*,5,6]
*President and Chief Executive Officer*
*Toreador Resources*
*Dallas, Texas*

Thomas P. Kellogg, Jr. [3]
*Retired*
*Kellogg Consulting*
*Darien, Connecticut*

William I. Lee [2*,5*]
*Chairman and Chief Executive Officer*
*Wilco Properties, Inc.*
*Dallas, Texas*

H. R. Sanders, Jr. [1*,2,6]
*Retired Director*
*Devon Energy Corporation*
*Morgan, Texas*

Joseph J. Simons [2,3]
*Director, Bureau of Competition*
*Federal Trade Commission*
*Washington, D.C.*

*1 Audit Committee*
*2 Compensation Committee*
*3 Corporate Governance Committee*
*4 Executive Committee*
*5 Investment Committee*
*6 Nominating Committee*
** Committee Chairman*

## OFFICERS

G. Thomas Graves III
*President and Chief Executive Officer*

Michael J. FitzGerald
*Senior Vice President,*
*Exploration and Production*

Douglas W. Weir
*Senior Vice President and*
*Chief Financial Officer*

Frederic Auberty
*Vice President, International*

Dean L. Eiland
*Vice President, Engineering*
*International Operations*

Edward C. Marhanka
*Vice President, Engineering*
*U.S. Operations*

Mark A. Rainer
*Vice President, Geology*

Edward Ramirez
*Vice President, Technical*

Herschel R. Sanders
*Vice President, Land*

Gerry Cargile
*Corporate Secretary*

TOREADOR



RESOURCES CORP.